Via Facsimile and U.S. Mail
Mail Stop 6010

October 19, 2007

Jay W. Shreiner
Senior Vice President and Chief Financial Officer
RehabCare Group, Inc.
7733 Forsyth Boulevard, 23rd Floor
St. Louis, Missouri 63105

Re: RehabCare Group, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2006
         Filed March 14, 2007
         File No. 001-14655

Dear Mr. Shreiner:

        We have reviewed your July 18, 2007 response to our June 29, 2007 letter and
have the following additional comments. In our comments, we ask you to provide us
with information so we may better understand your disclosure. Please be as detailed as
necessary in your explanation. After reviewing this information, we may raise additional
comments.

Form 10-K - December 31, 2006

Item 7. Managements Discussion and Analysis of Financial Condition and Results of
Operations, page 25

Liquidity and Capital Resources, page 36

   1. Refer to your response to our Comment 1. Please tell us that you will include the
       additional disclosure detailed in your response letter in future filings.

Item 8. Financial Statements And Supplementary Data, page 42

Notes to Consolidated Financial Statements, page 48

(6) Goodwill and Other Intangible Assets, page 57

2. The changes in carrying amount of goodwill should be presented for each period for which a statement of financial position is presented (2006 and 2005). Refer to paragraph 45 of SFAS 142 and provide us revised disclosures.

(12) Commitments, page 65

3. Refer to your response to comment nine. While we acknowledge your reference to the guidance in SFAS 114, you specifically state in this footnote that "As of December 31, 2006, the Company believed it was probable that Signature would be unable to pay all of the amounts due according to the contractual terms of the term note..". Tell us why you should not recognize an allowance for credit losses necessary to comply with paragraph 8 of SFAS 5. Refer to SFAS 114 paragraph 7. Further, please disclose how you are accounting for interest income.

4. Provide us the following additional information on the receivable from Signature:
    a. The exact amount of total amounts due from Signature at December 31, 2006 and where they are classified within the Balance Sheet line items.
    b. The nature of your "2003 agreement with Signature Health" and your current business relationship and how this agreement/relationship or other aspects of the loan agreement might provide an inducement for Signature to repay the loans.
    c. Your analysis of expected future cash flows including methods used.
    d. Provide us the following information on the operational results of Signature for the periods ended December 31, 2006 and 2005: a.) Net Revenue; b.) Net Income or Loss; c.) Working Capital; d.) Shareholders' Equity.
    e. The nature and amount of any collateral you have on the receivable and how you applied the guidance in SFAS 114 paragraph 13 to this loan.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant